Dolly Varden Silver Announces Grant of RSU and Stock Options

VANCOUVER, BC, February 28, 2025 - Vancouver, BC: Dolly Varden Silver Corporation (TSXV: DV) (OTC: DOLLF) (the "Company" or "Dolly Varden") announces that pursuant to its Stock Option Plan, the Company has granted stock options (the "Stock Options") to directors, officers and consultants to purchase an aggregate of 2,194,000 common shares of the Company.  The Stock Options will be exercisable at a price of $1.00 per share with an expiry of February 28, 2030.

The Company has also granted an aggregate of 949,000 restricted share units ("RSU") to officers and directors of the Company which will vest equally over three years, with the first vesting occurring after one year. Each vested RSU entitles the holder to receive one common share of the Company. The grant of RSU is subject to the Company's Restricted Share Unit Plan.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. The 163 sq. km. project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective"and similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. These forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to successfully pursue its current development plans, that future sources of funding will be available to the company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

For additional information on risks and uncertainties, see the Company's annual information form ("AIF") dated March 28, 2024 for the year ended December 31, 2023 available on SEDAR+ at www.sedarplus.ca. The risk factors identified in the AIF are not intended to represent a complete list of factors that could affect the Company.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-602-1440, www.dollyvardensilver.com;